Exhibit 99.1

Internet Gold Reports its Financial Results for
the Second Quarter of 2017

- Net profit of The Bezeq Group for The Second Quarter of 2017 of NIS 358 Million, Business as Usual -

- Net Profit Attributable to Shareholders of Internet Gold for the Second Quarter of 2017 of NIS 14 Million -

Ramat Gan, Israel - August 31, 2017 - Internet Gold - Golden Lines Ltd. (“the Company”) (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the second quarter of 2017. Internet Gold holds the controlling interest in B Communications Ltd. (TASE and NASDAQ: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ).

“We are very pleased with the results of both B Communications and Bezeq, which continues to generate a steady return. With full confidence in Bezeq dividend generating power, we will continue our efforts to improve both our debt and equity positions.” said Doron Turgeman, CEO of Internet Gold.

ISA Investigation: The Company has been reporting the events concerning the investigation by the Israel Securities Authority (“ISA”) relating to alleged improprieties surrounding the Yes-Bezeq deal. As reported, the investigation appears to focus on Bezeq’s 2015 acquisition of the remaining ownership interest in its satellite TV unit, Yes, from its parent company Eurocom Communications. As previously reported the Company’s Chairman and other senior officers at Yes were remanded to house arrest for a period of time and later barred from communicating on certain issues related to the investigation. In addition, following initial reports about the investigation, civil claims with motions to certify the claims as class action lawsuits were filed in Israel against the Company, Bezeq and others. The Company is currently evaluating the claims and its course of action.

Debt and Liquidity Balances

As of June 30, 2017, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short term investments totaled NIS 216 million ($62 million), its unconsolidated total debt was NIS 811 million ($232 million) and its unconsolidated net debt was NIS 595 million ($170 million).

(In millions)	June 30,	June 30,	June 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Series C debentures	261	75	386	389
Series D debentures	550	157	554	551
CPI forward	-	-	6	6
Total debt	811	232	946	946

Cash and cash equivalents	10	3	238	48
Short-term investments	206	59	163	334
Total liquidity	216	62	401	382

Net debt	595	170	545	564

1

Internet Gold’s Second Quarter Consolidated Financial Results

Internet Gold’s consolidated revenues for the second quarter of 2017 totaled NIS 2.46 billion ($705 million), a 1.9% decrease compared to the NIS 2.51 billion reported in the second quarter of 2016. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold’s consolidated operating profit for the second quarter of 2017 totaled NIS 466 million ($134 million), a 9.7% decrease compared with NIS 516 million reported in the second quarter of 2016.

Internet Gold’s consolidated net profit for the second quarter of 2017 totaled NIS 236 million ($68 million), a 6.3% decrease compared with NIS 252 million reported in the second quarter of 2016.

Internet Gold’s net profit attributable to shareholders for the second quarter of 2017 totaled NIS 14 million ($4 million) compared with NIS 14 million for the second quarter of 2016.

Internet Gold’s Second Quarter Unconsolidated Financial Results

(In millions)	Three months ended June 30,			Year ended December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Financial expenses, net	(14)	(4)	(11)	(44)
Operating expenses	(1)	-	(1)	(5)
Interest in BCOM’s net profit (loss)	29	8	26	(153)
Net profit (loss)	14	4	14	(202)

As of June 30, 2017, Internet Gold held approximately 65% of B Communications’ outstanding shares. Accordingly, Internet Gold’s interest in B Communications’ net profit for the second quarter of 2017 totaled NIS 29 million ($8 million) compared with NIS 26 million in the second quarter of 2016.

Internet Gold’s unconsolidated net financial expenses in the second quarter of 2017 totaled NIS 14 million ($4 million) compared with NIS 11 million in the second quarter of 2016. These expenses consist of NIS 13 million ($4 million) of interest and CPI linkage expenses related to the Company’s publicly-traded debentures and of NIS 1 million ($300 thousands) of financial expenses generated by short term investments.

Internet Gold’s unconsolidated net profit for the second quarter of 2017 totaled NIS 14 million ($4 million) compared with NIS 14 million for the second quarter of 2016.

2

The Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the second quarter ended June 30, 2017. For a full discussion of Bezeq’s results for the second quarter ended June 30, 2017, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2017	Q2 2016	% change
	(NIS millions)

Revenues	2,463	2,511	(1.9)%
Operating profit	573	616	(7.0)%
Operating margin	23.3%	24.5%
Net profit	358	377	(5.0)%
EBITDA	997	1,056	(5.6)%
EBITDA margin	40.5%	42.1%
Diluted EPS (NIS)	0.13	0.14	(7.1)%
Cash flow from operating activities	875	870	0.6%
Payments for investments	406	387	4.9%
Free cash flow [1]	487	539	(9.6)%
Total debt	11,519	11,504	0.1%
Net debt	9,646	9,254	4.2%
EBITDA (trailing twelve months)	3,972	4,135	(3.9)%
Net debt/EBITDA (end of period) [2]	2.43	2.24

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2017 were NIS 2.46 billion ($705 million) compared to NIS 2.51 billion in the corresponding quarter of 2016, a decrease of 1.9%. The decrease was due to lower revenues at Bezeq Fixed-Line, Pelephone and Yes partially offset by an increase in revenues at Bezeq International.

Salary expenses of the Bezeq Group in the second quarter of 2017 were NIS 494 million ($139 million) compared to NIS 495 million in the corresponding quarter of 2016, a decrease of 0.2%.

Operating expenses of the Bezeq Group in the second quarter of 2017 were NIS 973 million ($278 million) compared to NIS 972 million in the corresponding quarter of 2016, an increase of 0.1%.

Other operating income, net of the Bezeq Group in the second quarter of 2017 amounted to NIS 1 million ($300 thousands) compared to NIS 12 million in the corresponding quarter of 2016. Other operating income, net was impacted due to timing differences in the sale of real estate at Bezeq Fixed-Line in the second quarter of 2017.

Depreciation and amortization expenses of the Bezeq Group in the second quarter of 2017 were NIS 424 million ($121 million) compared to NIS 440 million in the corresponding quarter of 2016, a decrease of 3.6%. The decrease was primarily due to a reduction in depreciation expenses at Bezeq Fixed-Line as well as a reduction in PPA amortization expenses recorded in connection with the increased ownership interest in Yes.

Operating profit of the Bezeq Group in the second quarter of 2017 was NIS 573 million ($164 million) compared to NIS 616 million in the corresponding quarter of 2016, a decrease of 7.0%.

3

Financing expenses, net of the Bezeq Group in the second quarter of 2017 amounted to NIS 102 million ($29 million) compared to NIS 105 million in the corresponding quarter of 2016, a decrease of 2.9%. The decrease in financing expenses was primarily due a decrease in the estimated second contingent consideration in relation to the acquisition of Yes of NIS 84 million ($24 million). This amount was partially offset by an update in the estimated fair value of advanced payments made by the Bezeq Group to Eurocom DBS of NIS 57 million ($16 million), increased financing expenses at Yes as well as financing expenses of NIS 13 million recognized in connection with the exchange of Yes debentures for Bezeq Fixed-Line debentures.

Tax expenses of the Bezeq Group in the second quarter of 2017 were NIS 111 million ($32 million) compared to NIS 133 million in the corresponding quarter of 2016, a decrease of 16.5%. The decrease was due a decrease in the Israeli corporate tax rates from 25% in 2016 to 24% in 2017.

Net profit of the Bezeq Group in the second quarter of 2017 was NIS 358 million ($102 million) compared to NIS 377 million in the corresponding quarter of 2016, a decrease of 5.0%.

EBITDA of the Bezeq Group in the second quarter of 2017 was NIS 997 million ($285 million) (EBITDA margin of 40.5%) compared to NIS 1.056 billion (EBITDA margin of 42.1%) in the corresponding quarter of 2016, a decrease of 5.6%.

Cash flow from operating activities of the Bezeq Group in the second quarter of 2017 was NIS 875 million ($250 million) compared to NIS 870 million in the corresponding quarter of 2016, an increase of 0.6%.

Payments for investments (Capex) of the Bezeq Group in the second quarter of 2017 was NIS 406 million ($116 million) compared to NIS 387 million in the corresponding quarter of 2016, an increase of 4.9%.

Free cash flow of the Bezeq Group in the second quarter of 2017 was NIS 487 million ($139 million) compared to NIS 539 million in the corresponding quarter of 2016, a decrease of 9.6%. The decrease was primarily due to a decrease in proceeds from the sale of real estate in the amount of NIS 38 million ($11 million).

Total debt of the Bezeq Group as of June 30, 2017 was NIS 11.5 billion ($3.3 billion) compared to NIS 11.5 billion as of June 30, 2016.

Net debt of the Bezeq Group was NIS 9.6 billion ($2.75 billion) as of June 30, 2017 compared to NIS 9.3 billion as of June 30, 2016.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of June 30, 2017, was 2.43, compared to 2.24 as of June 30, 2016.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.496 = US$ 1 as published by the Bank of Israel for June 30, 2017.

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Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance and are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization;
●	EBITDA trailing twelve months - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization during last twelve months;
●	Net debt - defined as long and short term bank loans and debentures minus cash and cash equivalents and short term investments;
●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA;
●	Free Cash Flow (FCF) - defined as cash from operating activities less cash used for the purchase/sale of property, plant and equipment, and intangible assets, net.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

Bezeq also uses net debt and the net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

5

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Current assets
Cash and cash equivalents	1,958	560	1,595	810
Restricted cash	-	-	658	-
Investments	503	144	1,747	1,240
Trade receivables, net	1,991	570	2,029	2,000
Other receivables	349	100	210	217
Related party	56	16	29	-
Inventory	105	30	109	106
Total current assets	4,962	1,420	6,377	4,373

Non-current assets
Trade and other receivables	507	146	647	644
Property, plant and equipment	7,049	2,016	7,120	7,072
Intangible assets	6,314	1,806	6,859	6,534
Deferred expenses and investments	448	128	636	447
Broadcasting rights	456	130	455	432
Investment in equity-accounted investee	12	3	21	18
Deferred tax assets	1,015	290	1,099	1,007
Total non-current assets	15,801	4,519	16,837	16,154

Total assets	20,763	5,939	23,214	20,527

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Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Current liabilities
Bank loans and credit and debentures	1,314	375	2,314	2,181
Trade and other payables	1,634	467	1,627	1,661
Related party	-	-	208	32
Current tax liabilities	119	34	698	138
Provisions	79	23	90	80
Employee benefits	318	91	370	315
Total current liabilities	3,464	990	5,307	4,407

Non-current liabilities
Bank loans and debentures	13,437	3,843	13,511	12,241
Employee benefits	259	74	239	258
Other liabilities	251	72	252	244
Provisions	48	14	46	47
Deferred tax liabilities	541	155	667	593
Total non-current liabilities	14,536	4,158	14,715	13,383

Total liabilities	18,000	5,148	20,022	17,790

Equity
Attributable to shareholders of the Company	216	62	379	194
Non-controlling interests	2,547	729	2,813	2,543
Total equity	2,763	791	3,192	2,737

Total liabilities and equity	20,763	5,939	23,214	20,527

8

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Income for the

(In millions, except per share data)

							Year ended
	Six months period ended June 30,			Three months period ended June 30,			December 31,
	2017	2017	2016	2017	2017	2016	2016
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	4,916	1,406	5,070	2,463	705	2,511	10,084

Costs and expenses
Depreciation and amortization	1,053	302	1,083	525	150	538	2,161
Salaries	998	285	1,008	494	141	494	2,017
General and operating expenses	1,938	554	1,998	976	279	975	4,024
Other operating expenses (income), net	1	-	(7)	2	1	(12)	21

	3,990	1,141	4,082	1,997	571	1,995	8,223

Operating profit	926	265	988	466	134	516	1,861

Financing expenses, net	288	82	361	143	41	154	975

Profit after financing expenses, net	638	183	627	323	93	362	886

Share of loss in equity-accounted investee	4	1	2	2	1	1	5

Profit before income tax	634	182	625	321	92	361	881

Income tax expenses	174	50	230	85	24	109	442

Net profit for the period	460	132	395	236	68	252	439

Profit (loss) attributable to:
Shareholders of the Company	24	7	(18)	14	4	14	(202)
Non-controlling interests	436	125	413	222	64	238	641

Net Profit for the period	460	132	395	236	68	252	439

Earnings (loss) per share
Basic	1.26	0.36	(0.93)	0.71	0.20	0.72	(10.52)
Diluted	1.26	0.36	(0.93)	0.71	0.20	0.72	(10.52)

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Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three month period ended June 30,			Trailing twelve months ended June 30,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Net profit	358	102	377	1,287	368	1,441
Income tax expenses	111	32	133	533	152	579
Share of loss in equity- accounted investee	2	1	1	7	2	6
Financing expenses, net	102	29	105	443	127	304
Depreciation and amortization	424	121	440	1,702	487	1,805

EBITDA	997	285	1,056	3,972	1,136	4,135

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at June 30,
	2017	2017	2016
	NIS	US$	NIS

Short term bank loans and credit and debentures	958	274	1,958
Non-current bank loans and debentures	10,561	3,020	9,546
Cash and cash equivalents	(1,854)	(530)	(1,338)
Investments	(19)	(5)	(912)

Net debt	9,646	2,759	9,254

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at June 30,
	2017	2017	2016
	NIS	US$	NIS

Net debt	9,646	2,759	9,254

Trailing twelve months EBITDA	3,972	1,136	4,135

Net debt to EBITDA ratio	2.43	2.43	2.24

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Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three month period ended June 30,
	2017	2017	2016
	NIS	US$	NIS

Cash flow from operating activities	875	250	870
Purchase of property, plant and equipment	(303)	(87)	(317)
Investment in intangible assets and deferred expenses	(103)	(29)	(70)
Proceeds from the sale of property, plant and equipment	18	5	56

Free cash flow	487	139	539

Loan to Value (LTV)

The following table shows the calculation of IGLD’s loan to value ratio:

(In millions)	As at June 30,
2017
NIS

IGLD’s unconsolidated net debt	595

Market value of B Communications share held by IGLD	1,171

IGLD’s LTV	50.8%

Net Asset Value (NAV)

The following table shows the calculation of IGLD’s net asset value:

(In millions)	As at June 30,
2017
NIS

Market value of B Communications share held by IGLD	1,171

IGLD’s unconsolidated net debt	595

IGLD’s NAV	576

11

Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of June 30, 2017, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the three moths period ended June 30, 2017 reflect that we had a continuing negative cash flow from operating activities of NIS 1 million in the second quarter of 2017.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a “warning sign” unless our board of directors determines that the possible “warning sign” does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 1 million in the second quarter of 2017 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities). We did not have any such inflows in the second quarter of 2017.

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

12

Internet Gold’s Unconsolidated Balance Sheet

(In millions)	June 30,	June 30,	June 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Current assets
Cash and cash equivalents	10	3	238	48
Short-term investments	206	59	163	334
Other receivables	-	-	1	-
Total current assets	216	62	402	382

Non-current assets
Investment in an investee (*)	811	232	924	758

Total assets	1,027	294	1,326	1,140

Current liabilities
Current maturities of debentures	130	37	130	130
Other payables	13	4	22	21
Total current liabilities	143	41	152	151

Non-current liabilities
Debentures	668	191	795	795

Total liabilities	811	232	947	946

Total equity	216	62	379	194

Total liabilities and equity	1,027	294	1,326	1,140

(*) Investment in B Communications.

Unconsolidated figures as of June 30, 2017:

●	Unconsolidated Total equity represents 21% of unconsolidated total balance sheet.
●	Unconsolidated LTV ratio is 50.8%.
●	The ratio of cash and cash equivalents plus short-term investments plus dividend receivable from B Communication and market value of B Communications shares over the control permit (approximately 14.78% of B Communications outstanding shares) to unconsolidated current maturities of debentures is 3.37.
●	Internet Gold’s NAV is NIS 576 million.

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